40-33

FRANKLIN® TEMPLETON®
INVESTMENTS

03039598

December 22, 2003

SEC MAIL PROCESSING SECTION RECEIVED DEC 23 2003 WASH DC 155

PROCESSED DEC 31 2003 THOMSON FINANCIAL

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Templeton Growth Fund, Inc. (1940 Act No. 811-4892) and *
Templeton Global Advisors Limited
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(A) of the 1940 Act, on behalf of Templeton Growth Fund, Inc. (the "Fund") and Templeton Global Advisors Limited, is a copy of a Complaint filed by a shareholder of the Fund in the Circuit Court of the Twentieth Judicial Circuit, St. Clair County, Illinois, in the matter of Vince Kwiatkowski, individually and on behalf of all others similarly situated v. Templeton Growth Fund, Inc. and Templeton Global Advisors Limited (Case No. 03-L785). The Complaint was received on December 19, 2003.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (954) 847-2285 or Lori A. Weber at (954) 847-2283.

Sincerely,

Robert C. Rosselot
Senior Corporate Counsel

Enclosure

cc: Mary Cole, Division of Investment Management
Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

2923-1

State of Illinois) S.S.
County of St. Clair)

Case Number 03L 785

Amount Claimed ______

Plaintiff(s)		Defendant(s)
Vince Kwiatkowski, individually and on behalf of all others similarly situated	VS	Templeton Growth Fund, Inc. and Templeton Global Advisors Limited

Classification Prefix ______ Code ______ Nature of Action ______ Code ______

TO THE SHERIFF: SERVE THIS DEFENDANT AT:

Pltf. Atty. Stephen M. Tillery Code ______
Address 10 Executive Woods Court
City Belleville Phone 618/277-1180
Add. Pltf. Atty. ______ Code ______

NAME Templeton Growth Fund, Inc.
c/o Murray L. Simpson
ADDRESS One Franklin Parkway
CITY & STATE San Mateo, CA 94403-1906

SUMMONS COPY

To the above named defendant(s)......:
x

☐ A. You are hereby summoned and required to appear before this court at (court location) ______ at ______ M. On ______ 19___ to answer the complaint in this case, a copy of which is hereto attached. If you fail to do so, a judgment by default may be taken against you for the relief asked in the complaint.

☒ B. You are hereby summoned and required to file an answer in this case or otherwise file your appearance, in the office of the Clerk of this court, within 30 days after service of this summons, exclusive of the day of service. If you fail to do so, judgment or decree by default may be taken against you for the relief prayed in the complaint.

TO THE OFFICER:

This summons must be returned by the officer or other person to whom it was given for service, with indorsement thereon of service and fees if any, immediately after service. In the event that paragraph A of this summons is applicable this summons may not be served less than three days before the day of appearance. If service cannot be made, this summons shall be returned so indorsed.

This summons may not be served later than 30 days after its date.

WITNESS, 12·17·03 19___

C.B. Motz
Clerk of Court

SEAL

BY DEPUTY: C. Vallen

DATE OF SERVICE: ______, 19___
(To be inserted by officer on copy left with defendant or other person)

NOTICE TO DEFENDANT IN SMALL CLAIMS UNDER $15,000- - -SEE REVERSE SIDE

CC-MR-1

NOTICE TO DEFENDANTS (Pursuant to Supreme Court Rule)

In a civil action for money (under $15,000) in which the summons requires your appearance on a specified day, you may enter your appearance as follows:

1. You may enter your appearance prior to the time specified in the summons by filing a written appearance, answer or motion in person or by attorney at the office of the Circuit Clerk, 219 So. Illinois, Belleville, Illinois.

2. You may enter your appearance at the time and place specified in the summons by making your presence known to the Judge when your case is called.

When you appear in Court, the Judge will require you to enter your appearance in writing, if you have not already done so. Your written appearance, answer, or motion shall state with particularity the address where service of notice or papers may be made upon you or an attorney representing you.

Your case will be heard on the date set forth in the summons unless otherwise ordered by the Court. Only the Court can make this exception. Do not call upon the Court Clerk or the Sheriff's office if you feel you will be unable to be present at the time and place specified. Continuances can be granted only on the day set forth in the summons, and then only for good cause shown. You, or someone representing you, MUST APPEAR IN PERSON at the specified time and place and make such a request.

If you owe and desire to pay the claim of the plaintiff before the return date on the summons, notify the plaintiff or his attorney of your desire to do so. Request that he appear at the time specified and ask for the dismissal of the suit against you. Do not make such a request of the Court Clerk or the Sheriff, as only the Judge can dismiss a case, and, then only with a proper court order which must be entered in open Court.

IN THE CIRCUIT COURT
TWENTIETH JUDICIAL CIRCUIT
ST. CLAIR COUNTY, ILLINOIS

VINCE KWIATKOWSKI, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	Cause No. 03L 785
TEMPLETON GROWTH FUND, INC. and TEMPLETON GLOBAL ADVISORS LIMITED,	)	FILED ST. CLAIR COUNTY DEC 17 2003 CIRCUIT CLERK 22
Defendants.	)	

COMPLAINT

Plaintiff, Vince Kwiatkowski, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants Templeton Growth Fund, Inc. and Templeton Global Advisors Limited, states as follows:

1. Plaintiff, Vince Kwiatkowski, is a resident of Shiloh, St. Clair County, Illinois.

2. Defendant, Templeton Growth Fund, Inc., ("Templeton Growth Funds"), is a Maryland corporation with its principal place of business in Fort Lauderdale, Florida. Templeton Growth Funds is the registrant of the Templeton Growth Fund ("Templeton Growth"). Defendant Templeton Growth Funds does business in the state of Illinois and is registered as a mutual fund in the State of Illinois. Defendant, Templeton Growth Funds, has consented to the jurisdiction of Illinois courts. Defendant Templeton Growth Funds at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant Templeton Growth Funds maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant Templeton Growth Funds has

IN THE CIRCUIT COURT
TWENTIETH JUDICIAL CIRCUIT
ST. CLAIR COUNTY, ILLINOIS

VINCE KWIATKOWSKI, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	Cause No. ____________
TEMPLETON GROWTH FUND, INC. and TEMPLETON GLOBAL ADVISORS LIMITED,	)	
Defendants.	)	

COMPLAINT

Plaintiff, Vince Kwiatkowski, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants Templeton Growth Fund, Inc. and Templeton Global Advisors Limited, states as follows:

1. Plaintiff, Vince Kwiatkowski, is a resident of Shiloh, St. Clair County, Illinois.

2. Defendant, Templeton Growth Fund, Inc., ("Templeton Growth Funds"), is a Maryland corporation with its principal place of business in Fort Lauderdale, Florida. Templeton Growth Funds is the registrant of the Templeton Growth Fund ("Templeton Growth"). Defendant Templeton Growth Funds does business in the state of Illinois and is registered as a mutual fund in the State of Illinois. Defendant, Templeton Growth Funds, has consented to the jurisdiction of Illinois courts. Defendant Templeton Growth Funds at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant Templeton Growth Funds maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant Templeton Growth Funds has

significant contacts with Madison County and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

3. Defendant, Templeton Global Advisors Limited ("Templeton Fund Manager") is a Bahamas corporation with its principal place of business in Lyford Cay, Nassau, Bahamas. The day-to-day tasks associated with running the business of Templeton Growth, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant Templeton Fund Manager has been contracted to serve as the investment manager for the Templeton Growth. As the investment manager for Templeton Growth, Defendant Templeton Fund Manager selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant Templeton Fund Manager has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Templeton Growth business and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant Templeton Fund Manager utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

4. At all times relevant herein, Plaintiff Vince Kwiatkowski, has owned and held shares in Templeton Growth for the purpose of long term investing in international securities.

5. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

6. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

7. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

8. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

9. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

10. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

11. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

12. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets

for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

13. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity indexes, ADRs, and foreign currency futures markets and the correlations between the value of the fund's securities and these benchmarks, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

14. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value

movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

15. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

16. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

17. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

18. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

19. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

20. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

21. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

22. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

23. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

24. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

25. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

26. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

27. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

28. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs, and foreign currency futures impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

29. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade

Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

30. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

31. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

32. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

33. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

34. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Long term shareholders suffer a dilution of their equity interests and voting rights in both instances. When market timing traders are able to buy shares at a discount, long term shareholders suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, long term shareholders suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, long term shareholders' equity interests and voting rights are diluted.

35. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets, world equity index market trading, ADRs, foreign currency futures and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn risk free returns. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and

redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

36. Effective market timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long term investors. Besides the wealth transfer through dilution, the market timers also harm long term investors in other ways.

37. Plaintiff brings this complaint as a class action against Defendants Templeton Growth Funds and Templeton Fund Manager, and pursuant to §5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have held shares of Templeton Growth for more than fourteen days ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

38. Plaintiff is a member of the class and will fairly and adequately assert and protect the interests of the class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the class. Plaintiff has retained attorneys who are experienced in class action litigation.

39. Members of the class are so numerous that joinder of all members is impracticable.

40. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis price relevant information available after the close of the exchange on which the fund's portfolio securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities and the setting of their daily NAV;

ii. whether defendants failed to properly implement Templeton Growth's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement Templeton Growth's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to protect Templeton Growth's long term shareholders from market timing traders of fund shares who use Templeton Growth's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of Templeton Growth Funds and Templeton Fund Manager to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

v. whether defendants breached the duties they owed to plaintiff and the class;

vi. whether plaintiff and the class have been damaged and, if so,

vii. the extent of such damages.

41. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

42. The class action method is appropriate for the fair and efficient prosecution of this action.

43. Individual litigation of all claims, which might be brought by all class members, would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

Plaintiff, Vince Kwiatkowski, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants Templeton Growth Funds and Templeton Fund Manager, states as follows:

44. Plaintiff repeats and incorporates by reference paragraphs 1 through 43 as if fully set forth herein.

45. Defendant Templeton Growth Funds operates Templeton Growth as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its

investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

46. Defendant Templeton Fund Manager serves as the investment manager for Templeton Growth. Defendant Templeton Fund Manager provides, among other things, portfolio management services and selects the securities for Templeton Growth to buy, hold or sell. Templeton Growth pays Defendant Templeton Fund Manager set fees based on the percentage of assets under management for managing Templeton Growth's assets. Defendant Templeton Fund Manager's compensation and management of the Templeton Growth are required to be reviewed and approved by Defendant Templeton Growth Funds' board of trustees.

47. At all times relevant hereto, Plaintiff, Vince Kwiatkowski, has held shares in Templeton Growth.

48. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in long term shareholders' equity interests and voting rights.

49. Defendants breached their duties of due care owed to Plaintiff, Vince Kwiatkowski, and similarly situated owners of the Templeton Growth by, inter alia:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which the fund's portfolio securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities in the fund and the setting of their daily NAV;

ii. failing to properly adjust the value of Templeton Growth's portfolio securities and the setting of their NAVs when price relevant information available after the close of the exchanges on which the portfolio's securities trade, but before the setting of the NAV, indicated a change in the value of the securities; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefitted market timing traders of Templeton Growth's shares at the expense of long term shareholders.

50. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Growth Funds and Templeton Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Templeton Growth for a period of more than fourteen days during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFF DEMANDS TRIAL BY JURY.

Count II

Plaintiff, Vince Kwiatkowski, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants Templeton Growth Funds and Templeton Fund Manager, states as follows:

51. Plaintiff repeats and incorporates by reference paragraphs 1 through 50 as if fully set forth herein

52. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the Templeton Growth and used by Defendants to calculate NAV for said Fund did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchange on which those foreign securities trade closed and before the closing of the New York Stock Exchange.

53. With utter indifference or conscious disregard for Plaintiff's investment and the investments of similarly situated fund owners, Defendants breached their duties to Plaintiff and similarly situated owners by, inter alia:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which the fund's portfolio securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities in the fund and the setting of their daily NAV;

ii. failing to properly adjust the value of Templeton Growth's portfolio securities and the setting of their NAVs when price relevant information available after the close of the exchanges on which the portfolio's securities trade, but before the setting of the NAV, indicated a change in the value of the securities; and

iii. failing to implement Templeton Growth's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefitted market timing traders of Templeton Growth's shares at the expense of long term shareholders.

54. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Kwiatkowski and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Growth Funds and Templeton Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in Templeton Growth for a period of more than fourteen days during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFF DEMANDS TRIAL BY JURY.

Vince Kwiatkowski, individually and on behalf of all others similarly situated

KOREIN TILLERY

By: ________________
Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312/641-9750
Facsimile: 312/641-9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
701 Market Street, Suite 300
St. Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

Bonnett, Fairbourn, Friedman & Balint, P.C.
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff and the Class

IN THE CIRCUIT COURT
TWENTIETH JUDICIAL CIRCUIT
ST. CLAIR COUNTY, ILLINOIS

VINCE KWIATKOWSKI, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	Cause No. 03 L 785
TEMPLETON GROWTH FUND, INC. and TEMPLETON GLOBAL ADVISORS LIMITED,	)	FILED ST. CLAIR COUNTY DEC 17 2003 22 CIRCUIT CLERK
Defendants.	)	

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiff filing the above-captioned cause of action.

2. That the total of money damages sought in this cause of action exceeds Fifty Thousand Dollars ($50,000), but does not exceed Seventy-Five Thousand Dollars ($75,000) per Plaintiff or class member and that Plaintiff will not accept recovery in excess of Seventy-Five Thousand Dollars ($75,000) per Plaintiff or class member, exclusive of attorney's fees, costs and interest.

STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF ST. Clair)

Subscribed and sworn to before me, a Notary Public, this 17th day of December, 2003.

Charlotte Mabry
NOTARY PUBLIC

My commission expires:

"OFFICIAL SEAL"
Charlotte A. Mabry
Notary Public, State of Illinois
My Commission Exp. 06/21/2007

by personal service